May 23, 2007

VIA FACSIMILE TO (202) 772-9210 and FIRST CLASS MAIL

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 4561
Washington D.C. 20549
Attn:  Karen Garnett, Assistant Director

Re: United Mortgage Trust
File NO. 0-32409
Preliminary Proxy on Form 14A
Filed on May 11, 2007

Dear Ms. Garnett

We are writing to confirm receipt of your letter dated May 21, 2007 containing comments on the above referenced filing. We are incorporating changes to our definitive proxy statement in response to those comments.

We also acknowledge that:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes made in response to staff comments doe not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

UNITED MORTGAGE TRUST

/s/ Christine Griffin
Christine “Cricket” Griffin
President